82-4514





AFRIORE LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the nine months ended November 30, 2005

Dated: JANUARY 11, 2006.

TABLE OF CONTENTS

1. Forward Looking Disclaimer.

Management's Discussion and Analysis ("MD&A") of the consolidated financial position for the nine months ended November 30, 2005, should be read in conjunction with the Company's consolidated financial statements and notes thereto for the nine months ended November 30, 2005, and with the MD&A for the year ended February 28, 2005. Historical results, including trends which might appear, should not be taken as indicative of future results.

Certain information in this MD&A contains forward-looking statements, based on the Company's estimates and assumptions, which are subject to risks and uncertainties. This may cause the actual results and performance of the Company to differ materially from the forward-looking statements contained in this MD&A.

The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also what management initiatives have been taken to increase shareholder value for the future.

2. Overview.

AfriOre was previously a multi-commodity exploration company whose assets included coal mining and precious metals exploration properties. The Company disposed of its coal assets in October 2004 and now has a sole focus on precious metals and is engaged in the acquisition, exploration and development of platinum group metals ("PGM") and gold exploration properties in Africa.

Management believes that the long term fundamentals of the PGM and gold industries are positive and that the African continent, with its attractive geology and opportunities, particularly in respect of PGM and gold, is ideally suited to exploration and mining for these commodities. AfriOre has established a well balanced gold and PGM exploration portfolio, which comprises projects from early to advanced stages of development.

The strategy is to continue to focus the Company's activities on PGM and gold exploration and mining and particularly on the Akanani PGM project. In excess of 80% of the world's known PGM resources are concentrated in southern Africa and it is management's intention to continue to identify projects in this area and to acquire interests in any potential projects that may be available. The same area has numerous gold fields and we will continue to review, identify and acquire an interest in available gold projects with potential. Management is continually reviewing the current projects and jurisdictions in which we operate, and will endeavour to apply the shareholders' funds in the most cost effective manner to those projects with highest perceived potential, such as the Akanani project, where it believes there should be a favourable return to shareholders.

AfriOre's strategy of establishing a portfolio of PGM and gold projects at different stages of development, in various jurisdictions, is aimed to provide benefit from both exploration success and any rise in the PGM or gold prices, while reducing any sovereign and exploration risk, to the extent that is possible.

AfriOre's PGM and gold exploration program is based on the ability to identify targets which have the potential to host significant economic mineralization and to select and execute exploration methods and programs which will discover, delineate and extend the mineralization to determine mineable resources and reserves.

The management team of AfriOre has extensive experience in the PGM and gold industries of southern Africa and we continue to find, or be invited to invest in, precious metal opportunities. Management is confident that the mineralization that has been identified within the portfolio of PGM and gold projects in the past year has the potential to continue to deliver positive exploration results.

AfriOre commenced trading on the Vancouver Stock Exchange (TSX Venture Exchange) in 1995 and has been quoted on the Toronto Stock Exchange (TSX) since 2001.

On the 19th May 2005, the Company was continued to the British Virgin Islands. The new company number is 657509.

On the 11th July, 2005, AfriOre was successfully admitted to the Alternative Investment Market of the London Stock Exchange ("AIM"). Charles Stanley and Co. Limited is acting as Nominated Adviser and Broker.

3. Exploration Projects.

Akanani platinum project in South Africa

The Akanani PGM project is situated on the Northern Limb of the Bushveld Complex in South Africa. The Bushveld Complex is host to the world's most important PGM producing operations and resources. The Akanani project is 4,095 ha (10,119 acres) in extent and is adjacent to Anglo American Platinum Corporation's holdings and its open pit operations in the central sector of the Platreef which hosts the PGM and base metal mineralization in the area.

On the 27th September 2004, AfriOre signed an option agreement which allowed it to acquire an indirect 74% interest in Akanani Mining (Pty) Limited ("Akanani Mining") in staggered tranches, over a thirty six month period, for the total cost of R9,500,000 ($1,783,395). In addition, in terms of the agreement, a payment of R500,000 was made to the Akanani shareholders on signature of the agreement. A further R2,000,000 is payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the Life of Mine at weighted average of the Platinum Price and Other Metals Price. Akanani Mining is the holder of the exclusive rights to all precious metals and minerals in respect of two farms in the Akanani project area, Moordkopje 813LR and Zwartfontein 814LR, which are some 25 kilometres north of Mokopane (formerly Potgietersrus) in the Limpopo Province of South Africa. During the first quarter of the current year, and based on the positive initial drilling results, AfriOre, through its wholly-owned subsidiary, Metals Technology Inc. ("MTI"), exercised its first option to earn a 20% interest in Akanani Mining, through the payment of R1,500,000 ($309 795) to the original shareholders of Akanani Mining and the issuance of 750,000 common shares in AfriOre Limited. With continuing positive results being received from the drilling operations, AfriOre elected to advance the exercise of its option to acquire a further 54% interest in Akanani Mining on 22 September 2005 for a consideration of R 8,000,000 ($1,473,600).

Exploration at Akanani commenced in November 2004 with the initial aim of establishing a PGM resource with associated gold,,copper and nickel mineralization in the Platreef downdip to a selected cut-off depth of 2,000 metres in the west, being within the current depth of economic mining operations on the platinum mines in the Western Limb of the Bushveld Complex.

The first phase, 9 hole, (approximately 13,000 metre) drilling program was completed during the second quarter and was followed by the second phase (17 hole, 31,000 metre) drilling program. All the holes in the current drilling program are collared vertically and are spaced approximately 500 metres apart. The initial program on the first line of drilling extended along the eastern boundary of the project area over a strike length of the Platreef of 6,500 metres (of the total 9,000 metres of strike length within the project area).

At the end of the third quarter, 16 drill holes (including one historical hole) had been completed, with a 100% success rate in intersecting PGM mineralization within the Platreef. Most drill holes intersected multiple zones of mineralization, some with high grade intersections over several metres, and the results of most holes exceeded AfriOre's initial minimum exploration target of intersecting zones with a minimum of 4.44g/t platinum + palladium + rhodium + gold ("4E") over an intersection width of at least 5 metres.

An initial compilation of results of the first 12 drill holes on the project area was completed early in the third quarter. The compilation concluded that a broad zone of PGM mineralization developed towards the upper part of the Platreef unit and had been intersected in all the drill holes. The compilation of the assay results in the broad upper zone at or near the hanging wall contact indicated an average grade of the drill hole intersections of 4E over an uncorrected intersection width of 27.92 metres. In addition there is a persistent higher grade zone, intersected in all drill holes, where the average grade of the intersections is 6.47 g/t 4E over an uncorrected intersection width of 6.72 metres. The average grade of the base metal mineralization for the drill intersections in the selected higher grade zone is 0.30% nickel and 0.17% copper.

The drilling results also confirmed the minimum projected depth of the Platreef on the eastern boundary of the property of some 750 metres and identified two priority areas, one in the south of the project area and the other in the north of the area drilled, both of which are characterised by higher grade drill intersections over substantial widths.

During the quarter, the six-rig drilling program has focused on the southern of the two priority areas, and in particular on the first four holes on the second and third lines of drilling to the west and down dip of the first drilling line. This drilling has extended the area in which the mineralization has been intersected in the Platreef for a horizontal distance of up to 1,000 metres to the west.

A high resolution aeromagnetic survey was completed, and preliminary conceptual mining and metallurgical studies were commissioned. The aeromagnetic survey was flown at a line spacing of 100 metres and a mean survey elevation of 28 metres. An initial interpretation of the results was completed and the survey has proved to be successful in delineating lithological and structural features as a guide to the ongoing drilling operations.

The results of the drilling and aeromagnetic survey have indicated that the Platreef unit is developed at shallower than expected depths in the southern part of the project area. Whereas regional dips at outcrop to the east of this area are indicated to be 45 degrees towards the west, all of AfriOre's drill holes to date in the southern part of the project area indicate a reduction or flattening in the dip of the Platreef unit to less than 20 degrees westwards. As a result of this development, the immediate drilling program has been modified to focus on the area where the depths of the Platreef mineralization extend from depths in the range of some 750 metres to some 1500 metres.

Drilling will continue during the forthcoming quarter at a similar rate to that of the past quarter. As the results from sufficient drill holes become available, it is intended to undertake a preliminary resource estimate over a selected area in the southern part of the project area by the end of the second quarter of 2006.

In terms of South Africa's Mineral and Petroleum Resources Development Act ("MPRDA"), application for conversion of the "old order used right" to new order prospecting right has been submitted, and approval was still pending at the end of the period.

FSC project in South Africa

On the FSC project, where the aim is to discover a major, buried extension to the Witwatersrand Basin, AfriOre has a joint venture agreement in which Wits Basin Precious Minerals Inc. ("Wits Basin") is funding the current stage of exploration and has a 35% interest in the project after contributing US$2,100,000 to the project. Wits Basin has the right to earn an additional 15% interest for the additional expenditure of US$1,400,000 million. During the quarter AfriOre, as managers of the project, continued with the interpretation of the results from drill hole BH 48, one of the range finding drill holes. BH 48 succeeded in intersecting Witwatersrand quartzite rocks between the depths of 1,936 metres and the end-of-hole depth of 2,560 metres. Although the drilling was successful in confirming the model that there is indeed an extension to the Witwatersrand basin within the FSC project area, the rocks intersected were lower in the stratigraphy than the Central Rand Group rocks, in which most of the economic gold reefs in the main Witwatersrand basin are developed.

The interpretation of the data from the drilling, together with the available geophysical data in the area, identified three sites close to BH 48 where there is a possibility of the gold bearing Central Rand Group rocks being preserved. Prospecting rights to these areas were applied for during the transition period from the previous Minerals Act of 1991 to the MPRDA and the granting of these prospecting rights is awaited. Our joint venture partner, Wits Basin, has been advised of the results and of the developments and has been notified of the funding requirements of the next phase of exploration.

In terms of the MPRDA, application has been made for conversion of any old order rights that were held prior to the introduction of the MPRDA.

Dwaalboom project in South Africa

Located north of Rustenburg in South Africa, Dwaalboom is an advanced stage gold project, which was originally held and prospected by Anglo American Corporation Ltd ("Anglo American"), which subsequently ceded the rights to African Pioneer Mining (Pty) Ltd. ("APM"). Anglo American reported that it had delineated a mineralized zone containing 20.1 million tonnes, grading 1.1 g/t of gold. The project has been extensively drilled. AfriOre has a joint venture with APM and is managing the project and has the right to acquire a 70% interest in the project. Limited progress has been made on this project, initially due to delays in the issuance of new order prospecting rights. Compilation and interpretation of previous exploration data has been carried out and field work is scheduled to resume during the forthcoming quarter.

Ndori and Siaya gold projects in Kenya

Diamond drilling continued during the quarter on the Masumbi gold target in the Ndori/Siaya gold exploration project, following the Company's sixty-seven hole percussion drilling program on this target during 2004. At the end of the quarter some 800 metres had been drilled and the assay results from the drill samples are awaited. It is anticipated that the compilation and interpretation of results will be completed during the fourth quarter. Follow-up regional geochemical surveys continued during the quarter and it is also planned to complete this work in the forthcoming period.

Capricorn gold project in Namibia

The Capricorn project area comprises six exclusive prospecting licences ("EPL"), covering an area of some 193,700 hectares. Recent field activity has focused on continuing the soil geochemical surveys for gold, over selected geophysical anomalies with an aim of delineating targets with subcropping gold mineralization. Low level gold anomalies have been identified over certain targets where results have been received and it is anticipated that verification sampling will be completed during the forthcoming quarter over these target areas and the higher priority targets which are identified will be drilled.

Elsewhere in the area, coincident gold anomalies in soil and aeromagnetic anomalies are closely associated with mineralized gold-bearing sheeted veins at the Otjikoto gold discovery on the adjacent property.

Banankoro gold project in Mali

During the quarter AfriOre concluded an agreement to sell its rights in the Banankoro gold project in Mali to a private French company, Societe en Commandite par Actions ("Pacifico"), for the sum of US$1.5 million.

In September 2002 AfriOre entered into a joint venture agreement (the "Banankoro JV") with New Gold Mali SA ("NGM"), a subsidiary of Paris-listed company Maurel and Prom, to explore and develop NGM's exploration licence areas in the Banankoro area of the Kangaba district in south-western Mali. By 2004 AfriOre had drilled approximately 4,500 metres in 23 holes, confirming the presence of gold mineralization at the Bagama high-grade prospect and identifying other targets for follow-up exploration. However, the acquisition of rights in late 2004 to the promising Akanani Platinum Project in South Africa prompted a review of the Company's exploration priorities and a decision was taken to dispose of the Company's rights in Banankoro.

The purchase consideration for Banankoro is payable by Pacifico in three tranches, being US$750,000 upon signature, followed by payments of US$500,000 and US250,000 at six and twelve months respectively after date of signature on November 4, 2005. In the event of any payment default, the Banankoro JV will be reinstated and AfriOre will again have the right to earn up to 60% interest in the Banankoro project.

4. Critical Accounting Estimates and Accounting Policies.

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation
These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(b) Translation of foreign currencies
The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

(c) Property and equipment
Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(d) Exploration properties
The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(e) Income taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date.

(f) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(g) Comparative figures
Certain prior year's figures have been reclassified to conform to the presentation adopted in 2005

(h) Earnings (loss) per share
Earnings (loss) per share ("EPS") are calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(i) Cash
Cash includes those short-term money market instruments which, on acquisition, have a remaining term to maturity at acquisition of three months or less.

The company has a rolling ten percent stock option plan and under that plan issues stock options to directors, officers, employees and key consultants from time to time. Options granted may be exercised during a period not exceeding five years, subject to earlier termination under various

circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators.

The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

5. Disclosure of Outstanding Share Data.

The following details the share capital structure as at January 11, 2006. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry Date	Exercise Price	Number	Total
Common Shares				40,563,552
Share purchase options	6 Aug 2006	$0.50	200,000	
	16 Aug 2006	$0.54	550,000	
	11 Feb 2007	$0.60	75,000	
	13 May 2007	$0.67	75,000	
	12 Sep 2007	$0.75	275,000	
	3 June 2008	$0.80	500,000	
	17 Dec 2008	$0.91	100,000	
	26 Jan 2010	$0.66	505,000	
	28 Jan 2010	$0.66	250,000	2,530,000
Common shares subject to Warrants	4 April 2006	$0.36	400,000	
	27 Aug 2007	$1.85	2,333,320	
	27 Aug 2007	$1.50	303,331	3,036,651
Common shares set aside for property acquisition as per agreements				1,140,000
Total fully diluted number of shares				47,270,203

6. Financing.

In August 2005 the Company completed a private placement of 4,666,640 Units at a price of $1.50 per unit for total gross proceeds of $6,999,690. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. Each whole common share purchase warrant entitled the holder thereof to acquire one common share of AfriOre at an exercise price of $1.85 per share until August 24, 2007. In consideration for assistance with the private placement the Company paid to the agents a cash commission of $515,579.

7. Capital expenditure on exploration projects.

	February 28, 2005	Additions / (Recovered)	**November 30, 2005**
South Africa-FSC (Gold)	$ 2,243,738	$ (1,964,490)	**$ 279,248**
South Africa-Dwaalboom (Gold)	176,333	15,222	**191,555**
Mali-Banankoro (Gold)	1,788,916	(1,788,916)	**-**
Kenya-Ndori (Gold)	358,585	174,988	**533,573**
Kenya-Siaya (Gold)	397,234	136,251	**533,485**
Namibia-Capricorn (Gold)	305,267	154,984	**460,251**
South Africa-Akanani (Platinum)	862,110	6,076,429	**6,938,539**
	$ 6,132,183	$ 2,804,468	**$ 8,936,651**

Wits Basin earned a 35% equity stake in the FSC gold project. This resulted in the reversal of long and short term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

Banakoro was sold to Pacifico (Societe en Commandite par Actions) ("Pacifico") during the three months ended November 30, 2005 for the value of US$1,500,000 (CAD$1,753,295).

8. Results of Operations.

(in thousands of $)

Review of Certain Operating Expenses

	Nine months to Nov 30, 2005	**Nine months to Nov 30, 2004**
Administration	1,819	1,916
Foreign exchange (gain) loss	165	(164)
Exploration Expenses written off	96	2

- Administration costs decreased due to the reduction in management and admin staff as a result of the disposal of the coal assets in October 2004.
- Foreign exchange loss increased significantly due to the appreciation of the South African Rand versus the US dollar.
- Exploration costs written off relate to the difference between the capitalized exploration costs on the Banankoro Project in Mali, and the sale price of the project to Pacifico (Societe en Commandite par Actions).

The loss of the nine months ended November 30, 2005 was $2,459,947 compared to a loss of $1,417,328 for the nine months ended November 30, 2004. This increase is primarily due to the fact that AfriOre disposed of all of its coal assets in October 2004, and no longer receives revenue from coal sales from Springlake Colliery, as well as an increase in the level of exploration expenditure based on the positive exploration results from Akanani. The Company recorded a basic loss per share from continuing operations of $0.07 per share for the nine

months ended November 30, 2005, compared to a loss of $0.04 per share for the nine months ended November 30, 2004.

Capitalised exploration costs total $8,936,651 with explorations costs for the nine month period totalling $2,804,468 compared to $890,683 for the same period in 2004. This increase is due to the expenditure on the Akanani project, offset by the acquisition by Wits Basin Precious Minerals Inc, AfriOre's joint venture partner on the FSC project, of a 35% equity stake in the South African FSC gold project which resulted in an adjustment to exploration expenditure in the FSC project of $2,592,294, as well as the sale of the Banankoro gold project in Mali for $1,788,916 (US$1,500,000) Exploration activities continued during the period on the Akanani platinum project in South Africa's Bushveld Complex as well as on gold projects in Kenya, Namibia and in South Africa.

9. Financial Condition, Cash flow, Liquidity and Capital Resources.

(in thousands of $)

Cash Flow Highlights

	Nine months to Nov 30 2005	Nine months to Nov 30 2004
Operating activities	$ (3,567)	$ (3,399)
Financing activities	6,599	157
Investing activities	(4,852)	(1,664)
Beginning cash balance	2,853	3,000
Net cash for the period	2,549	(615)
Ending cash balance	5,402	2,385

- Operating activities consumed $3,567,751 of cash for the nine months ended November 30, 2005, primarily due to a net operating loss $2,459,947.
- Financing activities generated $6,599,873 of cash for the nine months ended November 30, 2005, through the issuance of common shares and the decrease of loan payable as well as project specific funding for the FSC project.
- Investing activities consumed $4,851,855 of cash for the nine months ended November 30, 2005, due to expenditure on exploration properties as well as the purchase of 74% shares in Akanani Mining (Pty) Limited and the purchase of computer equipment and software.

10. Summary of selected quarterly results.

Expressed in Canadian Dollars.

	Nov 2005	Aug 2005	May 2005	Feb 2005	Nov 2004	Aug 2004	May 2004
Net loss from continued operations	(2,459,947)	(1,590,198)	(335,025)	(1,536,811)	(631,437)	(119,571)	(226,859)

Basic and diluted loss per share	(0.07)	(0.05)	(0.01)	(0.05)	(0.02)	(0.00)	(0.01)

11. Related Party Transactions.

Included in the accounts are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

	Nine months ended	
	November 30, 2005	November 30, 2004
Administrative services [1]	**$ 231,750**	$ 231,750

	Three months ended	
	November 30, 2005	August 31, 2004
Administrative services [1]	**$ 77,250**	$ 77,250

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract was renewed in August 2004 for a further two years and automatically renews for one year unless either party provides notice to the other of non renewal. The contract may be terminated after the first year by AfriOre giving 12 month's written notice or 90 day's written notice and paying $77,250.

AfriOre maintains its bank account in Barbados with a company managed by a director that provides general banking services at market rates.

12 Outlook.

The Company will continue to pursue the PGM and gold exploration program in the coming quarter with much of the focus being directed towards the Akanani PGM project in South Africa. Exploration will also continue at the appropriate level on the Company's gold projects in South Africa, Namibia and Kenya. The Company continues to search for and is currently reviewing a number of PGM and gold exploration opportunities in Africa and, where possible, those with potential will be acquired.

13 Other MD&A Requirements.

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

AFRIORE LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the nine months ended November 30, 2005.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, COO
Susan M.J. Myburgh, CFO
A. Kobie (J) du Toit, Manager, Mineral Rights
HWR Services Limited, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa

Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972

SEC 12g 3-2 (b) exemption 82-4514



Unaudited Consolidated Financial Statements of
AFRIORE LIMITED
For the three and nine months ended
November 30, 2005 and 2004.

Date: 11 January 2006.

These unaudited consolidated financial statements of AfriOre Limited ("the Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	**November 30, 2005 (Unaudited)**	February 28, 2005 (Audited)
Assets			
Current			
Cash		**$ 5,402,536**	$ 2,852,875
Cash – project specific	4	**158,675**	779,412
Receivables	6	**1,753,295**	267,187
Other		**195,036**	168,576
Discontinued operations	3	**-**	3,156,707
		7,509,542	7,224,757
Capital assets			
Property and equipment	7	**64,447**	69,134
Exploration properties	8	**8,936,651**	6,132,183
		$ 16,501,640	$ 13,426,074
Liabilities			
Current			
Accounts payable and accrued liabilities		**$ 1,104,443**	$ 1,048,940
Current portion of advances	4	**-**	779,412
Discontinued operations	3	**-**	1,062,500
		1,104,443	2,890,852
Long term			
Long term portion of advances	4	**-**	1,812,882
Shareholders' Equity	9	**15,406,197**	8,722,340
		$ 16,510,640	$ 13,426,074

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2005	2004	**2005**	2004
Other income and expenses				
Other income	**$ 30,092**	$ 160,883	**$ 136,284**	$ 546,088
Gain (loss) on foreign exchange	**338,751**	148,300	**(164,948)**	164,133
	368,843	309,183	**(28,664)**	710,221
Corporate and exploration expenses				
Administrative and project management costs	**(1,050,794)**	(664,281)	**(1,819,037)**	(1,915,872)
Listing expenses	**(78,357)**	–	**(452,859)**	–
Exploration and project evaluation	**(7,565)**	(10,800)	**(46,135)**	(36,426)
Interest expenses	**–**	(13,976)	**–**	(150,277)
Write down of exploration properties	**(96,683)**	–	**(96,683)**	(2,530)
Depreciation and amortization	**(5,193)**	(4,769)	**(16,569)**	(22,444)
	(1,238,592)	(693,826)	**(2,431,283)**	(2,127,549)
Net loss from continuing operations before income taxes	**(869,749)**	(384,643)	**(2,459,947)**	(1,417,328)
Income taxes				
Net loss from continuing operations	**(869,749)**	(384,643)	**(2,459,947)**	(1,417,328)
Net income from discontinued operations, net of tax	**–**	2,413,292	**–**	2,743,726
Net income (loss)	**$ (869,749)**	**$ 2,028,649**	**$(2,459,947)**	$ 1,326,398
Deficit, beginning of period, as previously reported	**$(21,460,248)**	$(21,402,201)	**$(19,354,471)**	$(20,109,007)
Changes in accounting policy for stock-based compensation	**–**	–	**–**	(663,473)
Deficit, beginning of period, as restated	**(21,460,248)**	(21,402,201)	**(19,354,471)**	(20,772,480)
Net income (loss)	**(869,749)**	2,028,649	**(2,459,947)**	1,326,398
Accretion of debenture	**–**	–	**–**	72,530
Share issue costs	**–**	–	**(515,579)**	–
Deficit, end of period	**$(22,329,997)**	$(19,373,552)	**$ (22,329,997)**	$ (19,373,552)
Basic loss per share – Note 11				
Continuing operations	**$ (0.02)**	**$ (0.01)**	**$ (0.07)**	**$ (0.04)**
Net (loss) / profit	**$ (0.02)**	**$ 0.06**	**$ (0.07)**	**$ 0.04**
Diluted loss per share – Note 11				
Continuing operations	**$ (0.02)**	**$ (0.01)**	**$ (0.07)**	**$ (0.04)**
Net (loss) / profit	**$ (0.02)**	**$ 0.06**	**$ (0.07)**	**$ 0.04**

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

	Three months ended November 30,		Nine months ended November 30,	
	2005	2004	**2005**	2004
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ (869,749)**	$ (384,643)	**$(2,459,947)**	$ (1,417,328)
Items not affecting cash:				
Depreciation and amortization	**5,193**	4,770	**16,569**	14,310
Write down of assets	**96,683**	–	**96,683**	–
Other	**33,884**	(52,453)	**(26,460)**	(25,838)
Net operating working capital changes	**(1,046,663)**	(2,085,459)	**(1,194,596)**	(1,970,609)
	(1,780,652)	(2,517,785)	**(3,567,751)**	(3,399,465)
Investing Activities				
Property and equipment	**(505)**	(15,703)	**(11,881)**	(21,655)
Investments	**1,637,295**	–	**–**	–
Exploration properties	**(3,541,907)**	(36,426)	**(4,839,974)**	(1,642,538)
	(1,905,117)	(52,129)	**(4,851,855)**	(1,664,193)
Financing Activities				
Common shares issued	**28,399**	110,911	**8,571,430**	153,161
Loans raised	**–**	(1,580,013)	**(323,673)**	(333,320)
Cash – project specific	**72,045**	102,419	**620,737**	337,213
	100,444	(1,366,683)	**8,868,494**	157,054
Net cash (applied to) from continuing operations	**(3,585,325)**	(3,936,597)	**448,888**	(4,906,604)
Net cash from discontinued operations	**–**	4,565,922	**2,094,207**	4,244,472
Foreign exchange impact on cash balances	**4,608**	76,262	**6,566**	46,319
Increase (decrease) in cash and cash equivalents during the period	**(3,580,717)**	705,587	**2,549,661**	(615,813)
Cash and cash equivalents, beginning of period	**8,983,253**	1,679,102	**2,852,875**	3,000,502
Cash and cash equivalents, end of period	**$ 5,402,536**	$ 2,384,689	**$ 5,402,536**	$ 2,384,689

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001 the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados. The Company was continued from Barbados to British Virgin Isles on May 19, 2005.

The Company is engaged in the acquisition, exploration and development of resource properties in Africa and elsewhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation
These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(b) Translation of foreign currencies
The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

(c) Property and equipment
Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(d) Exploration properties
The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(e) Income taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date.

(f) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(g) Comparative figures
Certain prior year's figures have been reclassified to conform to the presentation adopted in 2005 (Note 3).

(h) Earnings (loss) per share
Earnings (loss) per share ("EPS") are calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(i) Cash
Cash includes those short-term money market instruments which, on acquisition, have a remaining term to maturity at acquisition of three months or less.

3. DISCONTINUED OPERATIONS

All assets and liabilities for the coal operations were sold and transferred under the terms of a purchase agreement. AfriOre provided vendor finance for the sale of the coal mining operation under a short-term loan agreement. $3,156,707 is the outstanding balance due to AfriOre at February 28, 2005. The loan was fully recovered before May 31, 2005.

4. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("Wits Basin") is to provide funding of up to US$3.5 million. This funding is project specific and may only be spent on the FSC project. The amount of $158,675 (2005 - $779,412) represents the cash balances held at November 30, 2005 that are specific to the FSC gold project.

Wits Basin has earned a 35% equity stake in the FSC gold project through the final payment of the first phase funding of US$2.1 million. This resulted in the reversal of the long term and short term advances previously reported, as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

5. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of the Company's cash, receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts.

The fair value of the advances and debenture liability approximates their carrying value.

6. RECEIVABLES

During the quarter AfriOre concluded an agreement to sell its rights in the Banankoro gold project in Mali to a private French company, Societe en Commandite par Actions ("Pacifico"), for the sum of US$1.5 million (CAD$1,753,295). Refer to note 8.

7. PROPERTY AND EQUIPMENT

	November 30, 2005		
	Cost	Accumulated depreciation	**Net book value**
Office equipment and furniture	$ 116,222	$ 59,102	**$ 57,120**
Vehicles	29,307	21,980	**7,327**
	$ 145,529	$ 81,082	**$ 64,447**

	February 28, 2005		
	Cost	Accumulated depreciation	**Net book value**
Office equipment and furniture	$ 143,185	$ 88,085	**$ 55,100**
Vehicles	46,055	32,021	**14,034**
	$ 189,240	$ 120,106	**$ 69,134**

8. EXPLORATION PROPERTIES

	February 28, 2005	Additions / (Recovered)	**November 30, 2005**
South Africa-FSC (Gold)	$ 2,243,738	$ (1,964,490)	**$ 279,248**
South Africa-Dwaalboom (Gold)	176,333	15,222	**191,555**
Mali-Banankoro (Gold)	1,788,916	(1,788,916)	**-**
Kenya-Ndori (Gold)	358,585	174,988	**533,573**
Kenya-Siaya (Gold)	397,234	136,251	**533,485**
Namibia-Capricorn (Gold)	305,267	154,984	**460,251**
South Africa-Akanani (Platinum)	862,110	6,076,429	**6,938,539**
	$ 6,132,183	$ 2,804,468	**$ 8,936,651**

Wits Basin earned a 35% equity stake in the FSC gold project. This resulted in the reversal of long and short term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

Banankoro was sold to Pacifico (Societe en Commandite par Actions) ("Pacifico") during the three months ended November 30, 2005 for the value of US$1,500,000 (CAD$1,753,295).

FSC (Gold)-South Africa

AfriOre was granted in 1999 exclusive Prospecting Contracts for precious metals on certain properties in South Africa. The Contracts are valid for six years and AfriOre has the right to renew for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the property in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a takeover bid for AfriOre as a result of exploration activities on the property.

AfriOre has a joint venture agreement with Wits Basin in which Wits Basin may earn up to a 50% interest in the FSC project through providing expenditures of up to US$ 3.5 million to the FSC project.

Dwaalboom (Gold)-South Africa

AfriOre has a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre may earn an interest in APM's advanced stage Dwaalboom gold project in the North-West Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the project, by either contributing expenditures of R4.5 million (approximately $0.9 million) or by completing a bankable feasibility study, within two years. AfriOre may further elect, upon earning 51%, to pay to APM R3.8 million (approximately $0.8 million) to acquire an additional 19% (total 70%) interest in the project.

Banankoro (Gold)-Mali

AfriOre had a joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of the Paris-based company Maurel & Prom, whereby AfriOre had the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% carried interest and a subscription right for an additional 10% contributing interest in the project at the exploitation stage. In the event that the Government exercises its subscription right, AfriOre had the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for 50.4% ownership by AfriOre in the project at the mining stage.

Banakoro was sold to Pacifico during the three months ended November 30, 2005. The purchase consideration for Banankoro is payable by Pacifico in three tranches, being US$750,000 received during December 2005 followed by payments of US$500,000 and US$250,000 at six and twelve months respectively after date of signature on November 4, 2005. In the event of any payment default, the Banankoro JV will be reinstated and AfriOre will again have the right to earn up to 60% interest in the Banankoro project.

Ndori (Gold)-Kenya

An agreement with San Martin Mining Research and Investment Company Limited gives AfriOre an option to purchase a 100% interest in the Ndori project for US$1 million. The option period extends for five years from February 2002 and is subject to option payments of US$10,000 per annum. AfriOre will undertake management and funding of exploration in the area.

Siaya (Gold)-Kenya

A special prospecting licence was awarded to AfriOre for the Siaya project area in western Kenya. The project area is adjacent to the northern and eastern boundaries of the Ndori gold project.

Capricorn (Gold)-Namibia

AfriOre holds five exclusive prospecting licenses at its Capricorn project in northern Namibia. The project is adjacent to and along strike from a major gold discovery.

Akanani (Platinum) – South Africa

AfriOre, by exercise of an option, granted to its 100% owned subsidiary, Metals Technology Inc ("MTI"), has the right to acquire up to 74% of Akanani Mining (Pty) Ltd. ("Akanani"), the exclusive holder of the prospecting permit to the prospecting area, subject to compliance with the Mineral and Petroleum Resources Development Act ("MPRDA"). Akanani is a Black Economic Empowerment ("BEE") entity.

AfriOre may exercise its option in staggered tranches for the total cost of R9,500,000 ($1,783,395), payable to the current shareholders of Akanani, the issuance of 1,500,000 common AfriOre shares and providing initial exploration expenditure on the project of R14 million ($2,975,000). In addition, in terms of the agreement a payment of R500,000 was made to the Akanani shareholders on signature of the agreement.

A further R2,000,000 would be payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the Life of Mine at weighted average of Platinum Price and Other Metals Price.

In April 2005, and based on the positive initial drilling results, AfriOre exercised its first option to earn a 20% interest in Akanani, through the payment of R1,500,000 ($309,795) to the original shareholders of Akanani and the issuance of 750,000 common AfriOre shares at $1.77 per share for the purchase of 100% of the shares in MTI.

Following the receipt of encouraging drilling results, in September, AfriOre, through its wholly-owned subsidiary, MTI, elected to increase its indirect shareholding in Akanani from 20% to 74% through the payment on closing the transaction of R8,000,000 ($1,473,600) in aggregate to the original shareholders of Akanani.

Akanani has applied for conversion of its old order prospecting permit to a new order prospecting rights in terms of South Africa's MPRDA.

9. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	November 30, 2005	February 28, 2005
Capital stock	**$ 35,224,610**	$ 25,325,680
Agents options and compensation warrants	**-**	64,971
Warrants	**782,566**	782,566
Contributed surplus	**1,955,738**	1,955,738
Deficit	**(22,329,997)**	(19,354,471)
Cumulative translation adjustment	**(226,720)**	(52,144)
	$15,406,197	$ 8,722,340

(24) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Number	Amount
Balance February 29, 2004	**31,714,656**	**$ 24,673,903**
Debenture interest	278,803	233,315
Warrants brokered and private placement	65,000	57,562
Exercise of agent options and compensation warrants	100,000	111,789
Warrants with debenture	44,137	26,286
Cancellation of Purity agreement	270,000	186,300
Stock based compensation (note 2(j))	–	36,525
Balance February 28, 2005	**32,472,596**	**$ 25,325,680**
Exercise of options	75,000	37,500
Warrants with debenture	205,500	111,980
Warrants brokered and private placement	1,538,453	1,252,362
Investment in MTI	750,000	1,327,500
Balance May 31, 2005	**35,041,549**	**$ 28,055,022**
Exercise of options	185,000	106,200
Warrants with debenture	206,188	74,228
Stock based compensation	–	(21,600)
Private placement	4,666,640	6,999,960
Balance August 31, 2005	**40,099,377**	**$ 35,213,810**
Exercise of options	20,000	10,800

Balance November 30, 2005	40,119,377	$ 35,224,610

© Agent options and compensation warrants

The outstanding broker's compensation warrants, totalling 2,636,651, at a weighted average exercise price of $1.81 per share expire on August 24, 2007. During August AfriOre completed an offering on the private placement of 4,666,640 Units at $1.50 each to raise aggregate proceeds of $6,999,960. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. The offering allowed for the creation and issuance of 2,333,323 warrants (one warrant for every two shares subscribed) at an exercise price of $1.85 per warrant with the expiry date of August 24, 2007. The offering also allowed for the creation and issuance of 303,331 broker warrants, entitling the agent to acquire broker warrant shares at $1.50 per share with an expiry date of August 24, 2007.

(d) Warrants

During the year to August 2005, 455,825 of these warrants have been exercised, leaving 844,175 outstanding warrants at November 30, 2005 with an expiry date of April 4, 2006.

In August 2005 the Company completed a private placement of 4,666,640 Units at a price of $1.50 per unit for total gross proceeds of $6,999,690. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. Each whole common share purchase warrant entitled the holder thereof to acquire one common share of AfriOre at an exercise price of $1.85 per share until August 24, 2007. In consideration for assistance with the private placement the Company paid to the agents a cash commission of $515,579. Refer to note 9(b).

	Warrants	Weighted average price
Balance February 29, 2004	3,295,868	$0.68
Exercised	(109,137)	$0.53
Expired	(392,414)	$0.65
Balance February 28, 2005	2,794,317	$0.62
Exercised	(1,743,954)	$0.77
Balance May 31, 2005	1,050,363	$0.36
Exercised	(206,188)	$0.36
Balance August 31, 2005	844,175	$0.36
Issued	2,333,320	$1.85
Issued	303,331	$1.50
Exercised	-	-
Balance November 30, 2005	3,480,826	$1.46

Number of Common Shares Subject to Warrants	Exercise Price	Expiry Date
844,175	$0.36	04-Apr-2006
2,333,320	$1.85	24-Aug-2007
303,331	$1.50	24-Aug-2007
3,408,826		

(e) Options

The company has a rolling ten percent stock option plan and under that plan issues stock options to directors, officers, employees and key consultants from time to time. Options granted may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators. The stock options issued in 2005 expire as follows:

January 26, 2010	515,000
January 28, 2010	260,000
Total	775,000

The fair value of the options issued has been determined using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	3.2%
Dividend yield	0%
Volatility factor of the expected market price of the Company's shares	99%
Average expected option life (years)	4
Weighted-average grant date fair value of options granted during the year	$ 0.46

The movement in options granted, cancelled and exercised can be summarised as follows:

	Options	Weighted average price
Balance February 29, 2004	**2,485,000**	**$0.65**
	-	-
Granted	775,000	$0.66
Cancelled	(445,000)	$0.65
Balance February 28, 2005	**2,815,000**	**$0.65**
Expired	(5,000)	$0.80
Exercised	(75,000)	$0.50
Balance May 31, 2005	**2,735,000**	**$0.66**
Exercised	(185,000)	$0.57
Balance August 31, 2005	**2,550,000**	**$0.66**
Exercised	(20,000)	$0.54
Balance November 30, 2005	**2,530,000**	**$0.66**

At November 30, 2005, the following options to acquire common shares of the Company are outstanding:

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
200,000	$0.50	06-Aug-2006
550,000	$0.54	16-Aug-2006
75,000	$0.60	11-Feb-2007
75,000	$0.67	13-May-2007
275,000	$0.75	12-Sep-2007
500,000	$0.80	03-Jun-2008
100,000	$0.91	17-Dec-2008
505,000	$0.66	26-Jan-2010
250,000	$0.66	28-Jan-2010
2,530,000		

(f) Property Acquisition Agreements

At February 28, 2005, 390,000 common shares are issuable (2004 – 390,000) by the Company for exploration properties if the properties reach an advanced stage. An additional 750,000 common shares were set aside for property acquisition agreements with Akanani.

10. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

	Nine months ended	
	November 30, 2005	November 30, 2004
Administrative services [1]	**$ 231,750**	$ 231,750
	Three months ended	
	November 30, 2005	August 31, 2004
Administrative services [1]	**$ 77,250**	$ 77,250

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a

reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract was renewed in August 2004 for a further two years and automatically renews for one year unless either party provides notice to the other of non renewal. The contract may be terminated after the first year by AfriOre giving 12 months written notice or 90 days written notice and paying $77,250.

2. Paid to companies sharing a common director.

AfriOre maintains its bank account in Barbados with a company managed by a director that provides general banking services at market rates.

11. EARNINGS (LOSS) PER COMMON SHARE

(a) The following table sets forth the computation of diluted earnings per share ("EPS").

.	**Three months ended**		**Nine months ended**	
	November 30, 2005	November 30, 2004	**November 30, 2005**	November 30, 2004
Numerator – Basic and Diluted				
Net loss from continuing operations	**$(869,749)**	$(384,643)	**$(2,459,947)**	$(1,417,328)
Net income (loss) from discontinued operations, net of tax	**–**	2,413,292	**–**	2,743,726
Net income (loss)	**$(869,749)**	$ 2,028,649	**$(2,459,947)**	$ 1,326,398
(i) Basic				
Denominator				
Weighted average number of shares	**40,119,377**	32,058,459	**36,810,026**	31,877,043
Basic earnings (loss) per share:				
-Continued operations	**$ (0.02)**	$ (0.01)	**$ (0.07)**	$ (0.04)
-Net income (loss)	**$ (0.02)**	$ 0.06	**$ (0.07)**	$ 0.04
(ii) Diluted				
Denominator				
Weighted average number of shares	**40,119,377**	32,058,459	**36,810,026**	31,877,043
Basic earnings (loss) per share:				
-Continued operations	**$ (0.02)**	$ (0.01)	**$ (0.07)**	$ (0.04)
-Net income (loss)	**$ (0.02)**	$ 0.06	**$ (0.07)**	$ 0.04

Due to the operating loss incurred, share options and warrants have been excluded in the calculation as their exercise would be anti-dilutive. Shares issuable in respect of property acquisition agreements have also been excluded from the calculation of diluted EPS.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which confirm in all material respect with International Financial Reporting Standards ("IFRS") except as set forth below:

Consolidated Balance Sheets	**November 30, 2005**	**February 28, 2005**
Total assets under Canadian GAAP and IFRS	16,510,640	13,426,074
Total liabilities under Canadian GAAP	1,104,443	4,703,734
Future income tax (b)	214,121	151,929
Total liabilities under IFRS	1,318,564	4,855,663
Total shareholders' equity under Canadian GAAP	15,406,197	8,722,340
Future income tax (b)	(214,121)	(151,929)
Total shareholders' equity under IFRS	15,192,076	8,570,411
Consolidated Statements of Operations and Deficit		
Net income (loss) from continuing operations under Canadian GAAP	(2,459,947)	(2,514,678)
Adjustment stock-based compensation (a)	–	–
Future income tax (b)	(122,399)	(60,207)
Net income (loss) from continuing operations under IFRS	(2,582,346)	(2,574,885)
Net income/loss from discontinued operations, net of tax	–	3,932,687
Net income (loss) under IFRS	(2,582,346)	1,357,802
Deficit, beginning of year, as previously reported under Canadian GAAP	(19,354,471)	(20,109,007)
Stock-based compensation (a)	–	(663,473)
Future income tax (b)	(91,722)	(91,722)
Deficit, beginning of year, as restated	(19,446,193)	(20,864,202)
Net income (loss) for the year	(2,582,346)	1,357,802
Deficit, end of year under IFRS	(22,028,539)	(19,506,400)
Basic earnings (loss) per share under IFRS		
-Continued operations	(0.07)	(0.08)
-Net income (loss)	(0.07)	0.04
Diluted earnings (loss) per share under IFRS		
-Continued operations	(0.07)	(0.08)
-Net income (loss)	(0.07)	0.04

(a) International Financial Reporting Standard 2 ("IFRS 2") dealing with stock-based compensation is effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged. IFRS 2 relates to grants of shares, share options or equity instruments granted after November 7, 2002. If IFRS 2 is adopted early then for all grants of equity instruments which fall under IFRS 2, an entity shall restate comparative information and where applicable, adjust the opening balance of retained earnings/deficit for the earliest period presented. The Company has elected to adopt IFRS commencing with the year ending February 28, 2006. As a result, an adjustment must be made to the results of fiscal 2004. There is no impact on fiscal 2005 as stock-based compensation has been recorded.

(b) International Accounting Standards Pronouncement IAS-12 requires recognition of a future tax liability for temporary differences that arise on translation of non-monetary assets that are remeasured from the local currency to the functional currency using historical rates and which result from changes in exchange rates.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Susan MJ. Myburgh, CFO
A. Kobie (J) du Toit, Manager, Mineral Rights
HWR Services Limited, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa

Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972

SEC 12g 3-2 (b) exemption 82-4514